AP 10/15

[redacted]

SEC Mail Processing Section MAR 01 2013 [redacted]shington DC 405

SI 13025881 MISSION

[redacted]

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53459

10/9/13

FACING PAGE

[redacted]ation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Florida Investment Advisors,Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Bayshore Blvd Suite 960
(No. and Street)

Tampa	FL	33606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily P Vitale 813-872-1388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

2301 Village Dr	St Joseph	MO	64506
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 10/18/13 CM

OATH OR AFFIRMATION

I, Michael Dreyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Florida Investment Advisors, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRET PTACK
Notary Public - State of Florida
My Comm. Expires Jul 2, 2016
Commission # EE 213476

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Audit Committee
Florida Investment Advisors, Inc.
Tampa, Florida

We have audited the financial statements of Florida Investment Advisors, Inc. (the Company) for the year ended December 31, 2012, and have issued our report thereon dated February 22, 2013. We have previously communicated to you information about our responsibilities under auditing standards generally accepted in the United States of America, as well as certain information related to the planned scope and timing of our audit. Professional standards also require that we communicate to you the following information related to our audit.

Significant audit findings

Qualitative aspects of accounting practices

Accounting policies

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements.

No new accounting policies were adopted and the application of existing policies was not changed during 2012.

We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

- Management's estimate of the value of the securities owned is based on available market values, and upon such subjective assessments as evaluation of the underlying issues, past trading history, and the Company's ability to hold the security for an extended period, if necessary. We evaluated the key factors and assumptions used to develop the value of the securities owned in determining that it is reasonable in relation to the financial statements taken as a whole.

Financial statement disclosures

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The aforementioned estimate of the value of the securities is a particularly sensitive disclosure.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties encountered in performing the audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Uncorrected misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Corrected misstatements

None of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditors' report. No such disagreements arose during our audit.

Management representations

We have requested certain representations from management that are included in the attached management representation letter dated February 22, 2013.

Management consultations with other independent accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Significant issues discussed with management prior to engagement

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to engagement as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our engagement.

Other information in documents containing audited financial statements

With respect to the Schedule I Computation of Net Capital under Rule 15C3-1 (collectively, the supplementary information) accompanying the financial statements, on which we were engaged to report in relation to the financial statements as a whole, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with accounting principles generally accepted in the United States of America, the method of preparing it has not changed from the prior period or the reasons for such changes, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves. We have issued our report thereon dated February 22, 2013.

This information is intended solely for the use of the board of directors and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP
Tampa, Florida
February 22, 2013

Florida Investment Advisors
Member FINRA/SIPC
601 Bayshore Boulevard, Suite 960
Tampa, Florida 33606
(813) 872-1270

February 22, 2013

CliftonLarsonAllen LLP
1715 North Westshore Boulevard, Suite 950
Tampa, FL 33607-3920

This representation letter is provided in connection with your audit of the financial statements of Florida Investment Advisors, Inc. (the Company), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 22, 2013, the following representations made to you during your audit.

Financial Statements

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated September 26, 2012, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.

- We acknowledge and have fulfilled our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

- We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions used in making those estimates, and we believe the estimates (including those measured at fair value) and the significant assumptions used in making those accounting estimates are reasonable.

- Significant estimates have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP. Significant estimates are estimates at the financial statement date that could change materially within the next year.

- Related party relationships and transactions, including, but not limited to, accounts receivable or payable, sales, purchases, loans, transfers, leasing arrangements, service agreements, and guarantees or indemnifications, have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

- All events occurring subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to this representation letter.

- We have no material concentrations that are required to be disclosed in accordance with U.S. GAAP.

- Guarantees, whether written or oral, under which the entity is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

- Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the statement of financial condition date and have been reduced to their estimated net realizable value.

- Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit, or similar arrangements have been properly disclosed.

- Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements have been properly disclosed.

- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

- We have reviewed long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances have indicated that the carrying amount of assets might not be recoverable and, when necessary, have appropriately recorded the adjustment.

- The Company's federal income tax returns for years subsequent to 2008 are subject to examination by the IRS, generally for three years after they were filed. The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Accordingly, the provision for unpaid federal income taxes (liability for unrecognized tax benefits) in the statements of financial condition reflect all tax positions that the Company believes do not have greater than a 50% chance of realization after examination.

- There are no material uncertain tax positions for which a liability should be recognized in accordance with FASB ASC 740, *Income Taxes*.

- There have been no regulatory examination reports, supervising correspondence, and similar materials from applicable regulatory agencies (particularly communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions).

- In accordance with FASB ASC 820, *Fair Value Measurement*, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

- There are no capital withdrawals anticipated within the next six months other than as disclosed in the notes to the financial statements.

- We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the Company's securities and for the practices and procedures relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

  - Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

  - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

- We believe that our practices and procedures as described above were adequate at December 31, 2012 to meet the SEC's objectives.

- There have been no significant changes in internal control since December 31, 2011

- There are no significant deficiencies or material weaknesses or material inadequacies at December 31, 2012 or during the period January 1, 2013, to the date of the auditor's report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:

  - Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule and the customer reserve computations required by paragraph (e) of 17 CFR 240.15c3-3(e) (The Customer Protection Rule).

  - Net capital computations, prepared by the Company during the period from January 1, 2012, through the date of the auditor's report, indicated that the Company was in compliance with the requirements of The Net Capital Rule (and applicable exchange requirements) at all times during the period. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulation.

- The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

- There are no outstanding past due PCAOB accounting support fees.

- As it related to supplementary information included in the financial statements;

  - The Company acknowledges and understands its responsibility for the presentation of the supplementary information in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

  - The supplementary information, including its form and content, is fairly presented in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

  - The methods of measurement or presentation have not changed from those used in the prior period.

  - There were no significant assumptions or interpretations underlying the measurement or presentation of the supplementary information.

Information Provided

- We have provided you with:

  - Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements such as records, documentation, and other matters.

  - Additional information that you have requested from us for the purpose of the audit.

  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

  - Complete minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

  - All communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

- There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.
- All material transactions have been recorded in the accounting records and are reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management;
    - Employees who have significant roles in internal control; or
    - Others when the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud, or suspected fraud, affecting the entity's financial statements communicated by employees, former employees, analysts, regulators, or others.
- We have disclosed to you all known instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.
- We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments, that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.
- There are no other material liabilities or gain or loss contingencies that are required to be accrued or disclosed in accordance with U.S. GAAP.
- We have disclosed to you the identity of the entity's related parties and all the related party relationships and transactions of which we are aware.
- The entity has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral, except as made known to you and disclosed in the financial statements.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- We acknowledge our responsibility for presenting the supplementary information in accordance with U.S. GAAP, and we believe the supplementary information, including its form and content, is fairly presented in accordance with U.S. GAAP. The methods of measurement and presentation of the supplementary information have not changed from those used in the prior period, and we have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information. If the supplementary information is not presented with the audited financial statements, we will make the audited financial statements readily available to the intended users of the supplementary information no later than the date we issue the supplementary information and the auditors' report thereon.

Signature: ______________________ Title: President

Michael Dreyer, President

Signature: Emily P Vitale Title: Director of Operations

Emily Vitale, Operations Manager

PASSED ADJUSTMENT SUMMARY
Florida Investment Advisors, Inc.
Year Ended December 31, 2012

	Effect of misstatements on:			
Description	**Assets**	**Liabilities**	**Equity**	**Net Income**
Depreciation related to reclass of fixed assets from antiques to property and equipment. The full amount of depreciation amount was expensed in current year.				$ (31,002)
Lease expense was not recorded using straightline method for lease that expired on May 31, 2012				(11,969)
Immaterial difference in reconciliation of revenue from Pershing to general ledger accounts.			14,283	14,283
Record commissions receiveable at year end.	8,815		(8,815)	(8,815)
Subtotals	8,815	-	5,468	(37,503)
Income tax effect			(1,859)	12,751
Net current year misstatements	8,815	-	3,609	(24,752)
Net prior year misstatements	-	-	-	26,847
Total misstatements	$ 8,815	$ -	$ 3,609	$ 2,095
Financial statement totals	$ 1,866,777	$ (137,635)	$ (1,729,142)	$ (206,722)

FLORIDA INVESTMENT ADVISORS, INC.
(SEC I.D. NO. 8-53459)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

CliftonLarsonAllen

FLORIDA INVESTMENT ADVISORS, INC.
(SEC I.D. NO. 8-53459)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

FLORIDA INVESTMENT ADVISORS, INC.
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included therein as the Company claims exemption from such computation under Section (k)(2)(ii), as the Company introduces all customer activity to another regulated financial institution.

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT

Audit Committee
Florida Investment Advisors, Inc.
Tampa, Florida

We have audited the accompanying statements of financial condition of Florida Investment Advisors, Inc. as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Committee
Florida Investment Advisors, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Investment Advisors, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Tampa, Florida
February 22, 2013

FLORIDA INVESTMENT ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

ASSETS	2012	2011
Cash and Cash Equivalents	$ 1,337,825	$ 1,256,708
Fees and Commissions Receivable	-	24,540
Investment Securities Available for Sale	324,894	323,132
Deposit with Clearing Organization	100,000	100,000
Antiques and Software, Net of Accumulated Amortization of $6,032 in 2012 and $4,524 in 2011	24,206	56,716
Property and Equipment, net of Accumulated Depreciation of $334,795 in 2012 and $269,852 in 2011	16,183	46,158
Deferred Tax Asset	33,126	7,669
Prepaid Expenses	30,543	32,628
Total Assets	$ 1,866,777	$ 1,847,551

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
LIABILITIES		
Accounts Payable and Accrued Expenses	$ 27,671	$ 100,408
Income Taxes Payable	31,276	10,470
Deferred Rent Liability	78,688	-
Deferred Income Tax Liability	-	16,176
Total Liabilities	137,635	127,054
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDER'S EQUITY		
Common Stock, $1 Par Value; 7,500 Shares Authorized, Issued and Outstanding	7,500	7,500
Additional Paid-In Capital	474,825	472,902
Retained Earnings	1,259,291	1,252,569
Accumulated Other Comprehensive Loss	(12,474)	(12,474)
Total Stockholder's Equity	1,729,142	1,720,497
Total Liabilities and Stockholder's Equity	$ 1,866,777	$ 1,847,551

See accompanying Notes to Financial Statements.

"Confidential"

FLORIDA INVESTMENT ADVISORS, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES		
Management Fees	$ 1,296,381	$ 1,615,174
Brokerage Fees	724,832	1,584,714
Fee Income from The Bank of Tampa Trust Department	62,742	85,573
Commissions on Life Insurance Sales	165,686	26,170
Interest and Dividend Income	3,354	4,408
Total Revenues	2,252,995	3,316,039
EXPENSES		
Salaries, Commissions and Related Expenses	1,204,828	1,889,504
Administrative Operating Expenses	382,026	335,226
Occupancy Expenses	224,018	221,488
Clearing and Exchange Fees	75,659	94,474
Total Expenses	1,886,531	2,540,692
INCOME BEFORE PROVISION FOR INCOME TAXES	366,464	775,347
PROVISION FOR INCOME TAXES	159,742	284,173
NET INCOME	$ 206,722	$ 491,174
EARNINGS PER COMMON SHARE ON NET INCOME	$ 27.56	$ 65.49
NET INCOME	$ 206,722	$ 491,174
OTHER COMPREHENSIVE LOSS, BEFORE INCOME TAXES		
Unrealized Losses on Investment Securities Available-for-Sale	-	(20,000)
INCOME TAX BENEFIT RELATED TO ITEMS OF OTHER COMPREHENSIVE LOSS	-	7,526
OTHER COMPREHENSIVE LOSS, NET OF INCOME TAXES	-	(12,474)
TOTAL COMPREHENSIVE INCOME	$ 206,722	$ 478,700

See accompanying Notes to Financial Statements.

FLORIDA INVESTMENT ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Par Value	Capital	Earnings	Income (Loss)	Total
BALANCE, DECEMBER 31, 2010	7,500	$ 7,500	$ 465,216	$ 1,161,395	$ -	$ 1,634,111
Net Income	-	-	-	491,174	-	491,174
Other Comprehensive Loss	-	-	-	-	(12,474)	(12,474)
Share-Based Compensation	-	-	7,686	-	-	7,686
Dividends Paid	-	-	-	(400,000)	-	(400,000)
BALANCE, DECEMBER 31, 2011	7,500	7,500	472,902	1,252,569	(12,474)	1,720,497
Net Income	-	-	-	206,722	-	206,722
Share-Based Compensation	-	-	1,923	-	-	1,923
Dividends Paid	-	-	-	(200,000)	-	(200,000)
BALANCE, DECEMBER 31, 2012	7,500	$ 7,500	$ 474,825	$ 1,259,291	$ (12,474)	$ 1,729,142

See accompanying Notes to Financial Statements.

FLORIDA INVESTMENT ADVISORS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 206,722	$ 491,174
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	66,451	45,940
Share-Based Compensation	1,923	7,686
Realized Loss on Disposal of Property and Equipment	-	208
Deferred Income Taxes	(25,457)	143
Net Change in:		
Fees and Commissions Receivable	24,540	93,985
Prepaid Expenses	2,085	(1,997)
Accounts Payable and Accrued Expenses	(88,913)	(5,414)
Deferred Rent Liability	78,688	-
Income Taxes Payable	20,806	(10,066)
Net Cash Provided by Operating Activities	286,845	621,659
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Investment Securities Available-for-Sale	(1,762)	(102,179)
Purchase of Antiques and Software	-	(6,032)
Purchase of Property and Equipment	(3,966)	(1,391)
Net Cash Used by Investing Activities	(5,728)	(109,602)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid	(200,000)	(400,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	81,117	112,057
Cash and Cash Equivalents at Beginning of Year	1,256,708	1,144,651
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,337,825	$ 1,256,708
SCHEDULE OF NON-CASH INVESTING ACTIVITIES		
Transfer of Antiques to Property and Equipment	$ 31,002	$ -
SUPPLEMENTARY CASH FLOW INFORMATION		
Income Taxes Paid	$ 138,936	$ 294,096
Change in Unrealized Loss on Investment Securities Available for Sale, Net of Income Tax Benefit of $7,526	$ -	$ (12,474)

See accompanying Notes to Financial Statements.

FLORIDA INVESTMENT ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Florida Investment Advisors, Inc. (FIA) is a Florida corporation and its principal business is to provide investment management services and broker/dealer services as an introducing broker/dealer. FIA conducts business throughout the Tampa Bay area of Florida from its office located in Tampa, Florida. FIA is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). FIA is a wholly owned subsidiary of the Tampa Bay Banking Company (Company), a Florida corporation qualified with the Federal Reserve Bank of Atlanta as a financial holding company.

Cash and Cash Equivalents

For purposes of reporting cash flows, FIA considers all highly liquid investments with original maturities of 90 days or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. FIA maintains its cash and cash equivalents at various financial institutions where they are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At times these balances may be in excess of FDIC insurance limits.

Receivables

Receivables are carried at cost less an allowance for doubtful accounts. On a periodic basis, FIA evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. FIA's policy is not to accrue interest on accounts receivable. Receivables are typically collected within 45 days.

FIA uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Receivables are charged against the allowance account when such receivables are deemed to be uncollectable. There was no allowance for bad debts at December 31, 2012 or 2011.

Revenue Recognition

FIA recognizes management fees, brokerage income, sweep fee income and other fees when earned. FIA recognizes revenues earned from transactions executed on behalf of its customers at the trade date. Similarly, FIA's liability to its employee brokers for commissions payable, if any, related to those trades are recognized concurrent with the recognition of revenue from the trades.

Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. A liability to the FIA's employee agents for commissions payable related to those policies, if any, is recognized concurrent with the recognition of revenue from the policies.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

FIA promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in other income or other comprehensive income (loss).

Investment Securities

Debt investment securities classified as available for sale are carried at fair value on a recurring basis with unrealized gains and losses reported in other comprehensive income (loss). Any realized gains and losses on investment securities available for sale would be included in other income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss). Gains and losses on sales of securities are determined using the specific identification method on the trade date.

Property and Equipment

Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed on the straight-line method based principally on the estimated useful lives of the assets. For income tax purposes, FIA utilizes the modified accelerated cost-recovery system. Maintenance and repairs are expensed as incurred with major additions and improvements being capitalized. Gains and losses on dispositions are included in current operations.

Impairment of Long-Lived Assets

FIA reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or their fair value less estimated costs to sell.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-Based Compensation

The Company maintains performance incentive plans under which incentive options are granted primarily to certain officers and key employees of FIA. The exercise price of the options is approved by the Compensation/Benefits Committee of the Company based on the Company's stock price determined by a quarterly independent appraisal. The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model and assumptions appropriate to each plan. The Black-Scholes model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options, and changes to the subjective assumptions used in the model can result in materially different fair value estimates. FIA expenses employee share-based compensation using the fair value method prospectively for all awards granted, modified, or settled on or after January 1, 2006. Compensation expense is recognized using the straight-line method over the share-based compensation vesting period. No incentive options were granted for the years ended December 31, 2012 and 2011.

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income taxes.

Under accounting principles generally accepted in the United States of America, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies and assessments of the current and future economic and business conditions.

FIA follows the provisions of Accounting for Uncertainty in Income Taxes. These rules establish a higher standard for tax benefits to meet before they can be recognized in a company's financial statements. FIA can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. See Note 8 – Income Taxes for additional disclosures. FIA recognizes both interest and penalties as a component of other operating expenses, if applicable.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

FIA files consolidated federal and state income tax returns with the Company and The Bank of Tampa and Subsidiaries (Bank and Subsidiaries), entities affiliated with FIA through common ownership. The consolidated federal and state income tax returns are not subject to examinations for tax years prior to 2009.

Comprehensive Income

Recognized revenue, expenses, gains, and losses are included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the statements of financial condition; such items, along with net income, are components of comprehensive income.

Earnings per Common Share on Net Income

Earnings per common share on net income have been computed based on the weighted average number of common shares outstanding during both 2012 and 2011.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

FIA categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, FIA may re-measure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. FIA has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

Advertising Costs

Advertising costs are expensed as incurred.

Contingencies

FIA occasionally becomes involved in various lawsuits and is subject to certain contingencies in the normal course of business. Management does not believe that any such actions as of the date of these financial statements would result in a settlement material to the financial statements.

Reclassification

Certain amounts in the 2011 financial statements have been reclassified to conform to the 2012 presentation.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards

In 2012, FIA expanded its disclosure regarding measuring fair value and disclosure information about fair value measurement. FIA now discloses qualitative and quantitative information about the unobservable inputs and process used in fair value measurement that is categorized within Level 3 of the fair value hierarchy.

Subsequent Events

In preparing these financial statements, FIA has evaluated events and transactions for potential recognition or disclosure through February 22, 2013, the date the financial statements were available to be issued.

NOTE 2 DEPOSIT WITH CLEARING ORGANIZATION

FIA has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit which is maintained in cash with the broker-dealer.

NOTE 3 INVESTMENT SECURITIES

The amortized cost of investment securities and their approximate fair values as of December 31, 2012 and 2011 are as follows:

	December 31, 2012			
Securities Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:				
Floating Rate Corporate Demand Note	$ 244,894	$ -	$ -	$ 244,894
Municipal Bond	100,000	-	(20,000)	80,000
Total Securities Available for Sale	$ 344,894	$ -	$ (20,000)	$ 324,894

	December 31, 2011			
Securities Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:				
Floating Rate Corporate Demand Note	$ 243,132	$ -	$ -	$ 243,132
Municipal Bond	100,000	-	(20,000)	80,000
Total Securities Available for Sale	$ 343,132	$ -	$ (20,000)	$ 323,132

NOTE 3 INVESTMENT SECURITIES (CONTINUED)

The amortized cost and approximate fair value of investment securities as of December 31, 2012, by contractual maturity, are as follows:

	Amortized Cost	Fair Value
Securities Available for Sale Maturing in:		
One Year or Less	$ 244,894	$ 244,894
After Ten Years	100,000	80,000
	$ 344,894	$ 324,894

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Information pertaining to investment securities with gross unrealized losses that are not deemed to be other-than-temporarily impaired at December 31, 2012 aggregated by investment category and length of time that individual investment securities have been in a continuous loss position, follows:

	Less than Twelve Months		Over Twelve Months		
December 31, 2012 Securities Available for Sale	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
Debt Securities:					
Municipal Bond	$ -	$ -	$ 80,000	$ (20,000)	$(20,000)
Total Securities Available for Sale	$ -	$ -	$ 80,000	$ (20,000)	$(20,000)

One municipal bond with an amortized cost of $100,000 issued by the Florida Municipal Power Agency has been in a loss position for greater than 12 months. This security is primarily in a loss position because it is an auction rate security and the market for such securities has been very limited for the past several years. FIA believes that the loss in this security is temporary in nature and that the full principal will be collected as anticipated. Because the decline in the market value of this investment is generally attributable to the lack of an active market for auction rate securities and not credit quality, and because FIA has the ability and intent to hold this investment until there is a recovery in fair value, which may be at maturity, FIA does not consider this investment to be other-than-temporarily impaired.

There were no investment securities with gross unrealized losses over 12 months at December 31, 2011.

FIA uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. For additional information on how FIA measures fair value refer to Note 1 – Summary of Significant Accounting Policies to the Financial Statements.

NOTE 3 INVESTMENT SECURITIES (CONTINUED)

Investment securities available for sale measured at fair value on a recurring basis are summarized below:

December 31, 2012

Securities Available for Sale	Level 1	Level 2	Level 3	Total
Debt Securities:				
Floating Rate Corporate Demand Note	$ -	$ -	$ 244,894	$ 244,894
Municipal Bond	-	-	80,000	80,000
Total Securities Available for Sale	$ -	$ -	$ 324,894	$ 324,894

December 31, 2011

Securities Available for Sale	Level 1	Level 2	Level 3	Total
Debt Securities:				
Floating Rate Corporate Demand Note	$ -	$ -	$ 243,132	$ 243,132
Municipal Bond	-	-	80,000	80,000
Total Securities Available for Sale	$ -	$ -	$ 323,132	$ 323,132

Investment securities available for sale measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

December 31, 2011	$ 323,132
Total Unrealized Losses	
Included in Other Comprehensive Income (Loss)	-
Purchases	1,762
Transfers In and/or Out of Level 3	-
December 31, 2012	$ 324,894
December 31, 2010	$ 240,953
Total Unrealized Losses	
Included in Other Comprehensive Loss	(20,000)
Purchases	102,179
Transfers In and/or Out of Level 3	-
December 31, 2011	$ 323,132

NOTE 3 INVESTMENT SECURITIES (CONTINUED)

The auction rate municipal bond issued by the Florida Municipal Power Agency has been priced using Level 3 inputs because the decline in the level of market activity for auction rate municipal bonds has been significant and resulted in unreliable external pricing. As such, FIA considered the limited market activity for the auction rate bond during 2012, the structure and term of the bond, as well as the credit rating and financial condition of the underlying issuer. FIA determined the fair value based upon its assessment of all available market, credit rating and financial information. The floating rate corporate demand note has been priced at Level 3 inputs resulting in pricing at par. The floating rate corporate demand note is a senior, unsecured obligation of General Electric Capital Corporation which has the financial capacity to redeem the notes on demand.

There were no amounts of total gains or losses for the years ended December 31, 2012 and 2011 included in earnings attributable to the change in unrealized gains and losses relating to assets still held at the reporting date, respectively.

NOTE 4 PROPERTY AND EQUIPMENT

Components of property and equipment as of December 31, 2012 and 2011 are as follows:

	Estimated Useful Lives	2012	2011
Furniture and Equipment	3-5 Years	$ 304,586	$ 268,800
Leasehold Improvements	5 Years	46,392	47,210
		350,978	316,010
Less: Accumulated Depreciation		(334,795)	(269,852)
		$ 16,183	$ 46,158

Depreciation expense for the years ended December 31, 2012 and 2011 amounted to $64,943 and $41,416, respectively.

NOTE 5 DEFERRED RENT LIABILITY

FIA negotiated a new office facility lease in 2012, as further detailed in Note 6, that included an incentive period during which lease payments are waived. Accounting standards generally accepted in the United States of America require that these waived payments be recognized ratably over the life of the lease. The total of these deferred amounts at December 31, 2012 was $78,688.

"Confidential"

NOTE 6 COMMITMENTS

FIA is obligated under a non-cancelable lease for office space, which expires in November 2022. The future minimum rent commitments are as follows:

Year Ending December 31,	Amount
2013	$ 153,785
2014	153,785
2015	153,785
2016	153,785
2017	153,785
Thereafter	768,928
Total	$ 1,537,853

Total rent expense for the years ended December 31, 2012 and 2011 amounted to $147,211 and $147,926, respectively.

The lease contains a renewal option to extend for two additional periods of five years each.

NOTE 7 EMPLOYEE BENEFITS

401(K) Plan

FIA has a 401 (k) plan for all employees with three months of service and over 21 years of age. A participant may elect to make pre-tax contributions up to the maximum amount allowed by the Internal Revenue Service. The 401 (k) plan allows FIA to make discretionary matching contributions on behalf of participants of an amount not to exceed 4% of the participant's compensation. FIA made matching contributions of $18,269 and $20,554 in 2012 and 2011, respectively.

Stock Option Plans

Effective April 25, 2000, the Company adopted the 2000 Incentive Stock Option Plan (ISO) covering eligible employees of FIA. The annual award is determined by the Board of Directors of the Company and cannot exceed 300,000 shares in the aggregate. Options granted from the 2000 ISO become vested and exercisable at 25% per year, commencing on the first anniversary of the effective date of the grant and each anniversary thereafter. Options must be exercised within 10 years after granted. The related shares are considered issued and outstanding when exercised for accounting purposes.

On December 13, 2005, the Board of Directors of the Company approved an amendment to the 2000 ISO allowing all options to employees prior to January 1, 2006 to be fully vested as of December 13, 2005, except for those options that would cause the holder to vest total exercise value in excess of $100,000 during 2005.

NOTE 7 EMPLOYEE BENEFITS (CONTINUED)

Stock Option Plans (Continued)

Effective October 19, 2006, the Company adopted the 2006 ISO covering eligible employees of FIA. The annual award, determined by the Board of Directors of the Company, cannot exceed 250,000 authorized and unissued shares or treasury shares, in the aggregate, and includes Incentive Stock Options, Nonqualified Stock Options, Restricted Shares, Stock Appreciation Rights, Performance Shares and Performance Units.

For the years ended December 31, 2012 and 2011, share-based compensation expense from Incentive Stock Options was $1,923 and $7,686, respectively.

Each award of Stock Options expires on the earlier of the date specified in the award agreement or the expiration of ten years from the date of grant and shall be fully vested five years after the award grant date. The related shares are considered issued and outstanding when exercised for accounting purposes. No options were issued under the ISO plan during 2012 or 2011.

The following summarizes the options for the 2000 ISO and 2006 ISO for the years ended December 31, 2012 and 2011:

	2012		2011	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	10,250	$ 46.99	13,050	$ 43.99
Granted	-	-	-	-
Exercised	(2,100)	35.50	(2,000)	33.00
Forfeited	(7,350)	51.00	-	-
Expired	(200)	35.50	(800)	33.00
Outstanding at End of Year	600	$ 41.88	10,250	$ 46.99
Options Exercisable at Year End	600	$ 41.88	9,950	$ 46.22

NOTE 7 EMPLOYEE BENEFITS (CONTINUED)

Stock Option Plans (Continued)

Information pertaining to options outstanding at December 31, 2012 and 2011 is as follows:

December 31, 2012	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price	
$38.50-$45.25	600	1.64 years	$	41.88	600	$	41.88

December 31, 2011	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price	
$35.50 - $75.00	10,250	2.73 years	$	46.99	-	$	-
$35.50 - $75.00	-	-		-	9,950		46.22
Outstanding at End of Year	10,250				9,950		

As of December 31, 2012 and 2011 there was $-0- and $1,925, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.

NOTE 8 INCOME TAXES

The provision for income taxes consists of the following:

	2012		2011	
Current Tax Provision:				
Federal	$	157,213	$	240,680
State		27,985		43,350
		185,198		284,030
Deferred:				
Federal		(21,783)		130
State		(3,673)		13
Total Provision for Income Taxes	$	159,742	$	284,173

The difference between the federal statutory rate and the effective tax rate for the year ended December 31, 2012 was due substantially to state taxes, net of federal income tax effects.

NOTE 8 INCOME TAXES (CONTINUED)

The components of the net deferred tax asset are as follows:

	2012	2011
Depreciation and Amortization	$ 75	$ (9,523)
Prepaids	(6,862)	7,135
Deferred Rent	31,276	-
Contributions Carryforward	-	2,633
State Adjustments	1,111	-
FAS 115	7,526	7,526
Loss on Property and Equipment	-	(102)
Deferred Income Tax Asset	$ 33,126	$ 7,669

NOTE 9 RELATED PARTY TRANSACTIONS

FIA has entered into agreements with the Bank for certain services, overhead expenses and rental of office space. Pursuant to these agreements, FIA paid the Bank for services and certain overhead expenses in the amount of $65,252 and $60,444 during the years ended December 31, 2012 and 2011, respectively. In addition the Bank paid FIA for rental of office space in the amount to $11,121 and $11,175 during the years ended December 31, 2012 and 2011, respectively.

FIA provides investment management services to the Bank's Trust Department for an annual fee equal to $24,000, plus an amount based on the percentage of the asset values in the accounts. For the years ended December 31, 2012 and 2011, $62,742 and $85,573, respectively, were received as fees. In addition, FIA provides investment advisory services to the Bank for an annual fee of $50,000 for both years ended December 31, 2012 and 2011, respectively.

Bank employees periodically refer customers and other members of the general public to FIA and receive a solicitor fee for a qualified investment management referral. For the years ended December 31, 2012 and 2011, $1,584 and $3,570, respectively, were paid as fees.

NOTE 10 NET CAPITAL REQUIREMENTS

FIA is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, FIA had net capital of $1,517,415, which was $1,267,415 in excess of its required net capital of $250,000. In addition, FIA's ratio of aggregate indebtedness to net capital was 0.09 to 1. At December 31, 2011, FIA had net capital of $1,355,235, which was $1,105,235 in excess of its required net capital of $250,000. In addition, FIA's ratio of aggregate indebtedness to net capital was 0.09 to 1. Accordingly, at December 31, 2012 and 2011, FIA was in compliance with the net capital requirement.

NOTE 11 GUARANTEES

FASB ASC 460, "Guarantees," requires FIA to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence on nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, FIA indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, as well as board of directors and employees, against specified potential losses in connection with their acting as an agent of, or providing services to FIA. The maximum potential amount of future payments that FIA could be required to make under these indemnifications cannot be estimated. However, FIA believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liabilities in the financial statements for these indemnifications.

NOTE 12 CONCENTRATION OF CREDIT RISK

There is no one customer that makes up 10% or more of total revenues for the years ended December 31, 2012 and 2011.

NOTE 13 OFF-BALANCE-SHEET AND CREDIT RISK

In the normal course of business, FIA's customers and correspondent clearance activities (customers) involve the execution, settlement and financing of various securities transactions. These activities may expose FIA to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

FIA's customer securities activities are transacted on either a cash or margin basis. In margin transactions, FIA's correspondent clearing agent extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose FIA to significant off-balance-sheet risk in the event cash and equity balances in the customer account are not sufficient to cover losses which the customer's account may incur. In the event the customer fails to satisfy its obligations, FIA may be required to purchase or sell the financial instrument of the deficient customer, at a prevailing market price, in order to fulfill the customer's obligations.

NOTE 13 OFF-BALANCE-SHEET AND CREDIT RISK (CONTINUED)

In accordance with industry practice, FIA records customer transactions on a settlement-date basis, which is generally three business days after the transaction date. FIA is, therefore, exposed to risk of loss on these transactions in the event the customer is unable to fulfill its obligations under the transaction, in which case FIA may have to purchase or sell the subject securities at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon FIA's financial conditions.

NOTE 14 SUBSEQUENT EVENTS

On January 18, 2013, FIA paid a dividend of $100,000 to the Tampa Bay Banking Company.

SUPPLEMENTARY INFORMATION

FLORIDA INVESTMENT ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2012

TOTAL STOCKHOLDER'S EQUITY	$ 1,729,142
NON-ALLOWABLE ASSETS	
Receivables from Brokers and Dealers	-
Property Furniture and Equipment, Net and Antiques and Software, Net	40,389
Other Assets	68,117
Total Non-Allowable Assets	108,506
OTHER DEDUCTIONS AND CHARGES	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,620,636
HAIRCUTS ON SECURITIES	
Trading and Investment Securities	103,221
Total Haircut on Securities	103,221
NET CAPITAL	$ 1,517,415
AGGREGATE INDEBTEDNESS	$ 137,635
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 9,176
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Requirement (Greater of Above)	$ 250,000
Excess Net Capital	$ 1,267,415
Net Capital Less 120% of Minimum Net Capital Requirement	$ 1,217,415
Ratio of Aggregate Indebtedness to Net Capital	9.07%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5.
There were no material differences between this computation of net capital and the basic net capital under Rule 15c3-1 and the corresponding computation prepared by FIA and included in its unaudited amended Part II FOCUS filing as of the same date.

FIA is not required to file a computation of determination for reserve requirements and information relating to possession or control requirements under Rule 15c3-3, as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

OTHER INFORMATION

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Audit Committee
Florida Investment Advisors, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of Florida Investment Advisors, Inc. (FIA), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered FIA's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of FIA's internal control. Accordingly, we do not express an opinion on the effectiveness of FIA's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by FIA including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because FIA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by FIA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of FIA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which FIA has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that FIA's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Tampa, Florida
February 22, 2013

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Audit Committee
Florida Investment Advisors, Inc.
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Florida Investment Advisors, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Florida Investment Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Florida Investment Advisors, Inc.'s management is responsible for Florida Investment Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including bank statements, general ledger journals, and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $546,293 aggregate total of deductions reported on page 2, item C(1) of Form SIPC-7 for the year ended December 31, 2012, to the Company's supporting schedule, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $1,706,671 and $4,267, respectively of the Form SIPC-7, noting no differences.

b. Recalculated the Company's supporting schedule's arithmetical accuracy of the $546,293 aggregate deductions report on page 2, item C(1) of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used, by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP
Tampa, Florida
February 22, 2013

FLORIDA INVESTMENT ADVISORS, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended December 31, 2012

Total Revenue	$ 2,252,964
Total Deductions	546,293
SIPC Net Operating Revenues	$ 1,706,671
General Assessment @ .0025	$ 4,267

Less Payments Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
07/31/12	No agent identified	$ -	$ 2,402
02/04/13	No agent identified	-	1,865
		$ -	$ 4,267

Florida Investment Advisors
Member FINRA/SIPC
601 Bayshore Boulevard, Suite 960
Tampa, Florida 33606
(813) 872-1270

February 22, 2013

CliftonLarsonAllen LLP
1715 North Westshore Boulevard, Suite 950
Tampa, FL 33607

We are providing this letter in connection with your engagement to apply agreed-upon procedures to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) of Florida Investment Advisors, Inc. for the year ended December 31, 2012. We confirm that we are responsible for the fair presentation of the accompanying Schedule of Assessment and Payments to the SIPC in conformity and compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). We are also responsible for selecting the relevant criteria and for determining that such criteria are appropriate for our purposes.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 22, 2013, the following representations made to you during your engagement.

1. We are responsible for the presentation of the Schedule of the Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)].

2. The Schedule of Assessment and Payments to the SIPC is presented fairly in conformity and compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) and SEC regulations.

3. We are responsible for selecting the criteria and for determining that such criteria are appropriate for our purposes.

4. We have disclosed to you all known matters contradicting the Schedule of the Assessment and Payments to the SIPC.

5. We have made available to you all financial records and related data that we believe is relevant to the Schedule of Assessment and Payments to the SIPC.

6. There have been no communications from the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), internal auditors, other independent practitioners, consultants, or other regulatory agencies concerning noncompliance.

7. There are no material transactions that have not been properly recorded in the accounting records underlying the Schedule of Assessment and Payments to the SIPC.

8. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

9. We acknowledge that the agreed-upon procedures were performed only as they relate to the Form SIPC-7 and Form X-17A-5 that were filed in accordance with FINRA, SEC, and SIPC requirements.

10. We have no knowledge of any fraud or suspected fraud affecting the entity involving:

    a. Management.

    a. Employees who have significant roles in internal control, over financial reporting, or

    b. Others where the fraud could have a material effect on the Schedule of Assessment and Payments to the SIPC.

11. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, regulators, or others.

12. We have disclosed to you any known matters contradicting the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the Schedule of Assessment and Payments to the SIPC.

13. We have responded fully to all inquiries made to us by you during the engagement.

14. No events have occurred subsequent to December 31, 2012 and through the date of this letter, or are pending, that would require adjustment to the Schedule of Assessment and Payments to the SIPC.

15. Your report is intended solely for the information and use of Florida Investment Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, and is not intended to be, and should not be, used by anyone other than those specified parties.

Signature: [signature] Title: President

Michael Dreyer, President

Signature: Emily P Vitale Title: Director of Operations

Emily Vitale, Operations Manager